Special General Meeting of Therapix Biosciences Ltd.

Date: September 10, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Special General Meeting:

	For	Against	Abstain
1. To approve the amendments to the amended and restated Articles of Association, as detailed in the Proxy Statement, dated August 20, 2020.	☐	☐	☐
2. To approve a reverse split of the Company's ordinary shares by a ratio of up to 20:1, to be effective at the ratio and on a date to be determined by the board of directors, and to amend the Company's amended and restated Articles of Association accordingly, as detailed in the Proxy Statement, dated August 20, 2020.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Therapix Biosciences Ltd. to be Held on September 10, 2020 for Holders as of August 24, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

For additional information, please use the following web link: http://therapix.investorroom.com/SEC-Filings

All votes must be received by 12:00 p.m. E.S.T. on September 7, 2020

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Therapix Biosciences Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on September 7, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Therapix Biosciences Ltd.** (the "**Company**") registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 24, 2020** at the **Special General Meeting** of the shareholders of the Company, to be held on **September 10, 2020** at **4:00 p.m. (Israel time) / 9:00 a.m. (Eastern Time)**, at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan 5250608, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903